Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

RBC CAPITAL MARKETS HEALTHCARE CONFERENCE

03-03-11/8:00 am ET

RBC CAPITAL MARKETS HEALTHCARE CONFERENCE

THE OPPORTUNITIES AND CHALLENGES OF POST-ACUTE PROVIDERS IN THE

FUTURE WORLD OF REBUNDLED REIMBURSEMENT

March 3, 2010

8:00 am ET

Frank Morgan:	Okay. Good morning. Thank you and thanks for joining us for the second day of our Annual Healthcare Conference.

This panel is a discussion of the post acute care continuum and some discussions on the prospects under a changing new world order for post acute care if we ever move to a bundled payment system.

But before I start, I’m really honestly - this first time I ever gotten to do this, one of our good - believable interviews, everybody our panelists kind of - I guess we’ll go ahead on the far end.

Paul Diaz, the CEO of Kindred. And we have Mike Snow, William Yarmuth and Kevin McNamara from Chemed.

Before we start, our good friend Mr. Diaz has been very busy lately and I think it’s got him a little bit under the weather here, but he has been very busy doing great things in the capital markets.

And because of that, I’ve been asked to read this statement, as a result of the transaction they are completing with RehabCare Group, that this presentation and corresponding Webcast includes forward looking statements. Such forward looking statements are based on management’s current expectations and known and unknown risk.

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Additional information regarding these statements is included as the slides on their Web site. This communication does not constitute an offer to sale or solicit or offer to buy any securities.

And you should review all material carefully, as they included important information regarding the merger, including the information on Kindred and RehabCare, etc., etc.

So you get the picture there. So, anyway thank you all panelists for being here today and I guess since most of you have not presented yet, what I thought I’d do is just let everybody take a minute or two to kind of give a quick snapshot of your company, kind of an overview and then maybe we’ll jump into some questions and then hopefully, we’ll have an opportunity to solicit some questions from the audience.

So Paul why don’t we start down on your end?

Paul Diaz:	Thanks Frank. Good morning everyone. We Kindred Healthcare operate post acute types of services across 41 states today, long term acute care hospitals, approximately 89 hospitals today, 228 nursing and rehab centers, as well as, a contract rehabilitation services company that staffs hospitals, nursing homes, outpatient rehab sites.

And one of our more exciting things is that we have added and continue to add home health and hospice to our continuum of services, principally focused on our cluster markets and I’ll be talking about that and I appreciate the opportunity to be here.

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Mike Snow:	Good morning. I’m Mike Snow with Medicis. Medicis was first pure play home care company. We started, I guess, it started around ’98 as a pure play home care company.

We now are home care and hospice, about a billion six or so in revenue and about 550 sites. About 90% home care an increasing presence in hospice care also.

Seventeen thousand or so employees, we’ll do nearly 10 million patient visits this year.

William Yarmuth:	William Yarmuth with Almost Family and I hope that one day I can be a large enough company that I can ask Frank to read a statement like this before. That would be an exciting day for me.

Anyway, Almost Family we’re in the home healthcare business. We operate in 11 states with 100 - north of 110 branches. Pure play home heath care providing services in two segments, the visiting nurse segment, which is traditionally Medicare reimbursed and then we have a personal care segment which is predominately Medicaid reimbursed and provides services to - as alternatives to nursing homes.

And we have - operate basically in three geographic clusters, the Southeast Florida, basically Florida, the Midwest and the Northeast.

Kevin McNamara:	Kevin McNamara from Chemed Corporation. And Chemed has two operating subsidiaries. The reason I’m here, VITAS, is a - the country’s largest hospice program by sales, sales above $1 billion.

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We also have very different other subsidiary that we’ve had since 1981, Roto Rooter. So a plumber and drain cleaner and excavator and, but again, as I said here, because of our VITAS business, which is hospice - you know, purely hospice.

Frank Morgan:	Yes. Thank you very much. Maybe now we can talk just a little bit about - obviously we have a good cross section here in the continuum, the post acute continuum. Maybe if each of you could kind of talk a little bit about the current state of the world in your respective businesses?

I know, you know, obviously, Paul you’re - your services go across several different product lines in post acute. Maybe give us kind of what you see as the current state from an industry, regulatory and reimbursement prospective on your businesses and then we’ll do home health care and we’ll let Kevin do the hospice side and maybe Mike and William can do the home health care?

Paul Diaz:	Well, I think we’re all challenged and we will continue to be challenged by a very difficult pricing environment. I mean, states and federal government are all looking for savings.

I do think that we all offer part of the solution. I think we’ve got more work do in terms of helping policy makers understand that and it’s sort of the silo based approach to regulatory policy that’s inhibiting the innovation that I think we’re going to talk about today.

But in the near term, and I think again, part of the solution but also part of the business opportunity, is the revenue synergies that come from a growing population that needs multiple post acute settings that often need care in various settings and it’s not that one setting is preferred to another, the setting that’s preferred by everybody is home.

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And so, we sort of approach market by market, our opportunity, very simply is, you know, how do we help patients on their journey to recovery and wellness and home and do it in a way that prevents them from bouncing back in the system, as too often people do in terms of, you know, very topical now, avoidable readmissions.

So, our prism that we look through this is simply what patients want and even what our caregivers are looking for, is for us to continue the care for patients and provide a more seamless experience for them as they struggle and navigate often through a very silo based environment.

Frank Morgan:	Maybe Mike and William on the home healthcare side? What do you see out there in the current state of the business and the challenges and opportunities?

Mike Snow:	Well, sometimes I’ll go - then Bill…

William Yarmuth:	Sure.

Mike Snow:	So, sometimes I feel like we’re a little bit poster children, you know, for the efforts to cut the cost. You know, right now. We’ve got the blunt instrument, you know, of rate reductions going on now with the looming, you know, rebasing coming down the road.

And so, you know, I think this industry is a little bit in flux and uncertainty. You know, kind of - what is the environment going to be like? When do we get line of sight visibility into what our future pricing looks like? When do we, you know, where is bottom? When is enough, enough?

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And so I think those are the themes that I’m hearing from the investment community and frankly internally. I think there’s concern about when is enough, enough?

But globally, you know, that’s maybe not a bad thing, in that we believe it stimulate an opportunity to consolidate the business and the strong will get stronger.

That’s the kind of the underlying, you know, theme of the, you know, a long term result of the rate cuts.

But that’s kind of where I feel like the industry is kind of focused. Now, we know there’s a future state. It’s about how do we manage to get to the future state?

William Yarmuth:	Yeah, I would agree with pretty much everything Mike said and maybe expand on a little bit. We are luckily - we’re excited about being able to move in 2011 with the 5% rate cute and after 11% over the past four years.

But, it’s - all that is offset by the fact that we have strong demand for our services, our clinical capabilities are improving, our ability to care for a sicker patient is grown over the number of years.

And so, despite the short term issues around rates, I think long term we’re positioned well to take care of an ever increasing growing senior population that is growing at this rate at about 7,000 seniors per day are entering the 65 and older population.

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So, you know, it’s kind of mixed bag. Opportunistically for the industry, I think is very strong. From a Medicare rate cut, we are, you know, working through getting some sort of stability within the reimbursement system.

On the Medicaid side it’s a little bit different, relative to Medicaid waivers, which were put in place to offer alternatives to institutional care for nursing home eligible individuals.

That’s a very large business and, although the margins aren’t as great - aren’t as a large and as high as they might be - as they have been historically in Medicare, it’s been a relatively stable reimbursement environment, so that because it is really - the states have found, and many states have found that there’s a real opportunity if you can care for somebody in their home and avoid a nursing home admission, it’s going to save money for the state over the long term.

And I think that’s something that is fundamentally in place and will be there for a long time.

Kevin McNamara:	I’ll say with - hospice the reimbursement environment overall it’s good, and relatively speaking it’s good. The reasons we, you know, we sleep through the night, is that hospice care is basically rationed care on a voluntary basis which obviously one form or another that’s the way the healthcare system will evolve, whether it’s by, you know, fiat or by standing in line.

I mean, it’s going to be rationed care. And because that no one’s out to hurt hospice. I mean, it’s a fragile industry with relatively low single digit profit margins on average in the industry, you know, about half on a per - hospice - a program basis, are not for profit, so by definition, employee capitalized, you know, relatively inefficiently run.

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Reasons that make the government think twice about various things that are viewed as negative, you know, by the hospice industry. They can’t take a lot of hits and still provide the service.

I’m happy if they were still looking at increases in reimbursement over the next couple of years. By definition, it should lag because of the some cuts - it should lag our industry inflation by about two percentage points.

So, there are challenges there. But we have a capitated business. In other words, we’ve got - we’ll get, you know, on a basis level service, you know, we get, you know, it varies by region, but we know what we’re getting per patient per day.

To give you a good example, next month, we pretty much know what our topline’s going to be. And it’s up to us to make, you know, you know what, we know what our - what they’re going to pay us, it’s up to us to determine what we will spend providing that service and make some money and have our reputation unsullied, so we continue to get referrals.

But, you know, those are all factors that again, it’s not challenge free, not a challenge free environment, but it’s one that, you know, provides given, everything going else on in healthcare, to be stable (unintelligible).

Frank Morgan:	Stable uncertainly. Paul you work across the continuum. On the subject of kind of when is enough, enough and Paul you mentioned about the issues of having a silo based policy and actually even solo based reimbursement.

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You know, when is - what do you - do you have a theory on when is enough is enough? And Paul you’ve had some business lines that have been through those regulatory gauntlets before.

Maybe you can weigh in, but let’s get Mike and William’s theory on, I mean, did you have to go all the way out rebasing? Is it beyond rebasing?

I mean…

Mike Snow:	I can tell you what - I’m crying uncle already. So, you know, I think, we have faced rebasing. We don’t know exactly what rebasing means, but it’s sort of the…

Frank Morgan:	I was going to ask that. What do you…?

Mike Snow:	I mean, look, I think one of the more telling numbers when BBA came in ’97. I think the Medicare homecare market nationally was, you know, a $17 billion market and last year, $17 billion.

You know, and so it’s slashed and then rebuilt back. And so, you know, if you kind of look at where’s the issue in healthcare spend? It’d be hard to make an argument that didn’t suck.

You know, and yet we seem to be in the cross hairs. And so, it’s difficult to kind of weigh those numbers and say, “We’re the problem”. And so that we’re struggling a little bit with the why me.

Frank Morgan:	Do you think - do you have a theory on how long the enough is enough? I mean, does rebasing somehow or another solve the problem.

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And Paul, what’s been - you’ve had experience in some of your segments where you had these bad runs. I mean, do you have any advice for these guys that are in the home healthcare side getting ready to (unintelligible).

Paul Diaz:	Rebased a couple of times.

Frank Morgan:	Yeah.

Paul Diaz:	Again, I think the fundamental problem is, you know, so long as there’s not an access problem in the eyes of some policymakers, then rebasing is just another opportunity to save money.

It’s only when people view us collectively as helping reduce utilization of more expensive services and keep people well and save money that way, it’s a paradigmal change.

And so I think unfortunately in the near term that will continue to mean that the bar is only set at, well, you know, what do I have to pay these guys/gals to keep them in business so that my constituents in the districts are still getting their services. I don’t think it’s any more complicated than that.

Mike Snow:	I do think that there’s some corollaries though to our role to educate because in the - when I was in the throes of the 75% rule back in its implementation day at HealthSouth and we found that the more of valid research that we did and shared with policymakers and then use grassroots and educated, you know, found that that was an effective tool to say now is enough and to basically stop, you know, the 75% rule is not really 75% any more. It was stopped on its, you know, march upwards.

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So I think we have a role to play in having effective kind of cross-silo studies of the role that homecare and hospice can play in helping to bend the cost curve I think, yeah.

William Yarmuth:	I think one of the things that to Paul’s point about access is that in some ways most governments, they look backwards, they don’t look forward, and so they can look and say there’s plenty of providers to take care of the patients today in home healthcare that are required with all the changes that you’re going to be talking about and certainly the movement towards controlling cost.

They are not doing a very good job of looking forward and saying do we have capacity to meet the needs of the - for care over the long-term foreseeable future; whatever that might be.

And trying to think about how do I make sure that the delivery system or the availability of particularly home healthcare is adequate to care for the baby boomer population which is really just starting to get going.

And that there may be, as there was back to Mike’s point about the contraction in the industry after BBA of 1997 and up to 2000, you don’t want to have big swings, you know, in terms of growth and contraction in the number of providers and that they should probably be more focused on whether there’s the appropriate capacity going forward in an effective reimbursement system that would allow those providers to continue to grow and improve in quality because experienced providers certainly know a lot more and learn a lot more and can do a lot better job than new people coming into the business every day and then sort of going through that learning curve.

Frank Morgan:	Kevin, I’ll ask you this one. It’s kind of interesting hearing this because, I mean, your industry is going - you’ve actually seen some nice growth and

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revenues over the past four or five, six years industry growth and you don’t really seem to of kind of got in the crosshairs, I’ll qualify that saying yet.

But what - do you think there’s any difference looking at the composition, particularly start thinking about rebasing, just the composition of your industry. You commented that roughly half your industry is now not-for-profit. And as I recall seven or eight years ago, maybe it was 75% not-for-profit.

Do you think in any way the fact that you’re just a not-for-profit industry excuse the numbers versus these guys who are predominantly for-profit, can you help us with that?

And do you have any concerns that as more of the industry flip-flops from to for-profit to not-for-profit maybe the class average starts going up and people aren’t looking at margins and you end up in the same boat with the home healthcare guys.

Kevin McNamara:	Yeah, it’s certainly possible. I mean, do I look at the - you know, you just have to observe any - you know, there’s been several changes, about three or four of them over the last three or four years, a little - you know, whether it’s the budget neutrality factor and how it was going to be applied and, you know, face-to-face physician business, but a number of things that have been changes.

And the industry as a whole, you know, flipped out and they’re - you know, maybe as you say maybe because a large segment is not-for-profit, you know, they have the ear of maybe more politicians than a for-profit industry. That’s probably the case.

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I can say that generally speaking for-profit and not-for-profit hospice care is generally, you know, beloved, I mean the patient and family constituency tends to have a very positive reaction to hospice. Politicians personally are demographic to have, you know, with parents or otherwise a positive brush with hospice.

So it - the hospice industry may be driven by the not-for-profit side may be driven by the overall love of hospice.

It has the ear of these, you know, legislators or regulators, I mean, these have been adjustments in some of these changes that were viewed as negative. But we haven’t even been pushing on them. We did - I mean, for instance, there was a recent delay in effect of three months to the face-to-face physician business, especially if there’s a lot we can’t - we just did it anyways. We think it’s a negative, we’d like a change, we don’t think it’s adding to the patient, but again, that’s something that we were not pushing at all on making a change but the industry maybe driven by the not-for-profit was pushing that.

But now going to the conclusion of that, I don’t think it’s significant. I mean, there was a comment mentioned, you know, earlier about the silver lining between some of these negatives is it may help consolidation.

And if we can deal with it, somebody else can’t, that’s an overall good development, but no, I don’t personally believe that what’s driving the good position of hospice with regards to the, you know, regulators and legislators is just the fact that it’s a rationing which is directionally correct when, you know, when the benefit you have for hospice in their mind is any - you know, if you get, for instance, a wheelchair, that’s an additional expense, you know, for Medicare. I mean, if the person doesn’t get a wheelchair, I mean, they live. I mean they - it’s we’re talking about an expense to make some lives better.

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What the government is getting when somebody goes on hospice is they’re getting an offset. They’re getting an offset of the person is opting out of the curative setting which, you know, look at any study. I mean, that offset is equal to 97% to 120% of the cost providing to hospice.

So it’s a much easier decision in that regard, at least presently. I don’t - you know, I don’t see that changing until the time is there - probably they have - you know, they’ve answered the rationing question somewhat because it’s one of the only arrows in their quiver right now with regard to rationing. But there may be some bundling, there may be some sledgehammer, you know, response to rationing, but until now, it’s one of the only games in town with regard to rationing.

Frank Morgan:	Who should we - as investors, who should we pay attention to in Washington for either on committees, within CMS? I mean what should we really be paying attention to as they look and continue to evaluate the home healthcare side of the business?

I mean I think - I know in the old tax space there’s somebody we always pay a lot of attention to, but in the home healthcare is there a particular fan or friend or foe - give me a picture of the landscape there in terms of who you think are the big influencers.

Man:	Bill?

William Yarmuth:	Thanks.

Man:	Do we have friends?

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William Yarmuth:	Yeah. I think one of the issues that we are trying to solve as an industry has been a little bit of lack of attention to Washington and I think we’ve sort of sat on our heels for a number of years. That’s changed over the past couple of years.

So, you know, I think we have - if you would go through the halls of Congress, you would say and talk about homecare, I would not think a member of Congress would - there would not be one member of Congress that wouldn’t say the following things, because we’ve talked to a lot of them, and they say homecare is important and we should be doing more of it and not less of it.

Unfortunately we haven’t had anybody really stand up on the floor of Congress and say those words. So we have a lot of general support, intuitive believe in the industry and that’s worked. What we had or doing as an industry is trying to identify people that will be those what we’ll call champions; people that will stand up for the industry and understand it.

And there are a number of members of Congress that are - that we have begun to work with who I think are getting it and understanding the importance of it and I think we’ll start to see a little bit more of it.

And relative to the rest of the reimbursement, you know, CMS is CMS. There’s a lot of people in CMS and through some of our alliance for home health, quality innovation, we’re looking for - we’re interacting with a - at a number of levels within CMS as it relates to future delivery system changes, future reimbursement issues, doing a much better job of educating I think CMS and MedPAC on the value proposition of homecare.

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Mike Snow:	And I think - well, and one of our challenges is the - you mentioned earlier Frank, the silo approach on care and that, you know, right now for OMB or anybody, just to look at if we spend $1 in homecare, can we save $100 in hospice.

You know, they’re really - they can’t do that right now. They’re still just looking inside each silo to see what the spend and what the projections are inside that silo.

But even when you go to CMS and I’ve spoken with some, you know, folks there, and so why can’t you at least take this into consideration and the studies that they have, again, looking backwards, you know, say that in markets where we have a high payment of concentration, kind of like a heat map for the high concentration of payments of home health, they also have high concentrations of payments for hospitals.

And therefore, in their mind there is no correlation between spending more in home health and spending less in hospitals missing the point that in a, you know, pay per use, you know, fee-for-service environment the whole pie is going to get big, you know, in market.

So we have a pretty fundamental struggle with how to define how should we be looking at this. And I think that gets back to the role we can play and whether it’s with academic studies or others to get validated studies in front of regulators and policymakers that kind of proves that value proposition.

So I think - and as Bill said, we’re for the first time I thought I knew the industry, but outside looking in looked like the industry wasn’t highly engaged and I would think that just from what I’ve seen in the last year, we’re pretty engaged now, you know, so that’s a real positive.

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Frank Morgan:	Reminds me of the nursing home industry before BBA in ’97. They kind of got it - they figured out the importance of having a good (point) in Washington.

Mike Snow:	Well they say if you’re not on the table you’re on the menu.

Frank Morgan:	I like that one. This is actually a pretty good segue, but - to go into just the whole discussion about bundled payments and ACOs and those kind of things. And interestingly yesterday Tom Daschle at the Key Note Lunch actually talked about the shift; the paradigm shift moving from a - kind of a volume mentality to more of a bigger global picture of kind of outcomes-based as opposed to just delivering care, building your models just on driving volume.

So before we go completely there, maybe if you could talk just a little bit about how you all interact today in your - across the continuum when patients come to you.

Clearly the interactions today, you know, that are established but could be changing certainly down the road. It looks like, you know, some of the home healthcare guys like the hospice business. Everybody seems to kind of shifting around repositioning within the continuum to build on their portfolio services.

So maybe just talk a little bit about how you interact, you know - maybe not specifically as companies but, maybe you don’t, just as an industry, how do these different - the hospice, the home-health?

I wish we had some more, you know, facility-based providers onboard to talk with us today but you’ll have to be our champion there. How do you interact with these guys? I know you’ve had some interesting - you’ve grown hospice

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in certain cases but how do you interact with these other parts of the continuum now and what do you view as the important pieces?

Paul Diaz:	Well, what I think what we’re seeing is a very rapid move as we’re seeing length of stay drop pretty significantly across all our settings that our patients are accessing home care and in some cases hospice. And that, as I mentioned before, not only do our patients and physicians but our staff is looking towards that too.

So I think that - I was in Raleigh, North Carolina last week and speaking to a group of therapists and, you know, their estimate was that 90% of our discharges, you know, and the nature of skilled nursing care and the nature of LTAC care has changed considerably too. I mean, you know, 60% of our patients are going home in less than 30 days and most of those patients are going home with home health and hospice.

So there’s a great opportunity for us to continue to care for those patients, to manage that transition, and to do it in a way that, again, can save hopefully part of that $20 billion of avoidable rehospitalizations. So working with guys like these guys in different markets as preferred providers or in some cases we’re doing - now opening de novo home care and hospice agencies or doing small acquisitions. We clearly think there’s a great opportunity for our patients and our shareholders.

Frank Morgan:

With the - obviously, with the shift the mandates for doing post-acute bundle demonstration projects, I think it kind of ties in with the comment, Paul you had initially made, about how policy makers - and it sounds like not just policy makers but people who set reimbursement continue to look at this silo-based approach and clearly what I think is happening with this bundle demonstration project is maybe they are, in fact, trying to move away from

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thinking of the world that way. If you do go to the bundle then you can kind of view kind of the aggregate pie a little bit easier rather than trying to watch the ups and downs of the individual sector.

So from that perspective, I guess do you agree with that statement, number one? And then secondly, how do you see yourself - how do you see this whole issue with accountable care organizations or bundle - it’s all conceptually the same idea about really, I guess, shifting effectively risk over to providers?

What are your thoughts on - I know it’s not a lot of detail yet but conceptually what do you think about? And do you think this is the right way to go? Do you think there are any opportunities or do you think there are any measured problems that you see with it?

Mike Snow:	We like to say that ACOs are kind of like the unicorn. You know, you talk about them but you’ve really never seen one. You know, but I think what we’re trying to prepare for is a world where you’re responsible for a population. And instead of thinking about care and side of episodes that it’s on a more longitudinal basis. I think in the near future that’s going to be in small demonstration projects and around, you know - kind of around the fringes a little bit here and there and not meaningful but you do - at least I get the sense that there is this sense that this is coming.

You know, that there is some understanding that we need to do things differently. I don’t know what that means, you know, and how fast that happens but I do believe that we’re going to have to demonstrate that we truly can keep patients out of the hospital. And if we do that well, we’re going to have a seat at the table whether it’s being led by groups of physicians who are on a delegated network, whether it’s going to be with plans who are trying to

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impose this into a marketplace or with health systems, you know, who are trying to, you know, be first to market, you know, in a geography.

So we’re going to have to be able to plug and play with different organizations caring for that population on a time based - and it has great implications for us. You know, we’ve got clinical tracks and care logarithms for how we take care of somebody inside 60 days but we don’t have plans for how we take care of somebody over six months or a year or five years. And so that’s some of the core competencies we’re going to have to build as an industry and as a company in the coming time.

Frank Morgan:	Well, relative to sort of our company and how we would participate in this movement, certainly it probably is not going to be this sort of watershed, you know, sort of landslide kind of movement to that reimbursement system. I think there will be demonstration projects and certainly we want to understand it and learn it because as Mike says, no one really knows what it is. There aren’t many of them out there. We’re all kind of thrashing around, talking to different people and (unintelligible).

Man:	Has there been any up to date with home healthcare? Have there been any demonstration projects?

Mike Snow:	We’re participating in one that will be effective in January but one.

Paul Diaz:	And we’re in a couple that clearly - you know, to make it successful you’ve got to have docs. You’ve got to have information systems. And I think you’ve got to have multiple sites and home health is sort of central to that. Again, as Mike just said, if we finally start focusing on keeping people well as the opportunity to save money as opposed to how do we drive revenues through, you know, units of service, then home health is a necessary component of that.

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William Yarmuth:	Yes, I think one of the issues that - you know, these are all different names about how do we control and size the healthcare delivery system and using the payment mechanism to do it and try to say, how do we cram through some sort of top-down - sort of we’re only going to allocate so much money. How do we then size - ultimately the delivery system will get sized appropriately.

So from the home care perspective, you know, we’d say, well, obviously lowest cost, we think we’re in a good spot. But when you do it through that payment mechanism it’s just another name for managed care as far as I’m concerned. And when you start getting into a managed care environment, sometimes quality isn’t as important and price is more important.

And some of these accountable care organizations may end up - you may be dealing with 3,000, 5,000, whatever managed care organizations, which is really a replay of many, many years ago in the healthcare delivery system.

So that’s not to say that you should dismiss it because it could be very important but largely, I think, if you could get providers together to understand what their role is in - you know, this is idealistic obviously but where their role is in the continuum of healthcare and where we can all be - provide the appropriate care for the people - for our patients at the appropriate time, then, you know, you could have a delivery system that would work.

And I think to the extent providers can get together and start operating that way without the payment mechanism driving it, I think you’ll have a better opportunity to develop something that will work.

Frank Morgan:	You know, I really have this fear, and correct me if I’m totally out in left field on this but I just have this worry long term, when you think about who are the

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bad guys, the bad guys are managed care, right? Everybody knows those are the bad guys historically, you know, the guys who ration the care.

They’re the - so as the world shifts and the risk - effectively the risk shifts over to basically providers, do you have any sense and worry that one day you wake up and the provider community has gone from being loved and appreciated and a good employer, all this great - do you ever worry about that? I mean does that even remotely…

Man:	Hopefully you’re there.

Frank Morgan:	Paul’s whispering again, I must be off the reservation here.

Paul Diaz:	It’s not a long trip to that.

Frank Morgan:	You don’t think?

Paul Diaz:	No, I don’t.

Frank Morgan:	Anybody?

Paul Diaz:	Well, I think it’s very interesting. As Bill was saying that, you know, we are - ultimately we have to manage the care of patients. And so we’re just seeing this movie again. So the question now is is there a better manager that is more quality-oriented and fiscally responsible?

And it’s not going to - until we change fundamentally the underlying, you know, alignment of incentives and everyone - you know, we’re not going to save money unless people have an (unintelligible) incentive to save money,

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you know, we’re not going to save money unless we are managing care. And in some cases some will view that as rationing.

So I mean I think we’re all going to be there. And I tell the story sometimes of Kaiser has done such a great job and is one of the most effective managed care companies in America. But they have developed a reputation and deserved that they are patient-centered in their approach. But that doesn’t make them any less sort of utilitarian in their approach to managing costs. So - but I think they sort of figured out how to - you know, how to position that and how to brand that.

Kevin McNamara:	I just want to add one thing that I’m reminded of a story back - again, this was more of an issue of managed care operators as far as the high esteem that they were held about the - it was a President of a major managed care organization who died and much despised by a lot of people, was cleared to go into heaven but only for a three-day stay.

I mean it’s clear, one way or another - clearly there’s going to be a lot of pressures to handle it exactly like that one, you know, in that fashion.

Frank Morgan:	And not all managed care is bad, especially the ones we’re negotiating with, right?

Man:	No, I’m being a little (unintelligible).

Mike Snow:	You know, Frank, I do think - so Medicare’s been around 50 years-ish, almost, and so government’s kind of had a chance to fix it and hadn’t fixed it. Managed care kind of came along and they didn’t really fix it. And maybe a little blip here, you know, but didn’t really fix it. Disease management companies came along and that really kind of didn’t play out.

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I mean the only folks who really hadn’t stepped up through all of this was really the provider community. And I think it’s really our opportunity. It’s ours to lose if we don’t kind of set the, you know, direction and lead, you know, through this time.

Man:	That’s a great point.

Frank Morgan:	Interesting, from your perspective do you feel like you’re different? Do you even need to be part of a - does it make sense to even have hospice as part of…

Kevin McNamara:	Here’s the thing, there’s one, you know, kind of centrifugal force factor, you know, separating it and that is that because of the nature of hospice people aren’t assigned. There will be no managed care officer who assigns people to hospice saying, well, we’ve decided. Not (unintelligible) that we’ve - you know, it’s chosen by the patient.

In other words, it’s almost - it’s a service that, you know, directly or indirectly is sold, you know, to the patient, you know, through the referral source (unintelligible) deciding, you know, if he or she has had enough as far as the group care setting.

So it’s - you know, you can put this way. There’s curative and there’s the non-curative side and we’re - you know, right now it’s smaller on the non-curative side. So it’s very different. And even within one - if there was, you know, one large managed care organization that had everything, had - responsible for people even once they moved into the non-curative side, it’s going to be a separate sphere of influence.

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I mean the - until such status people are assigned to hospice. I mean it’s a choice situation and it’s up to hospice to demonstrate the benefits and characteristics of it. So even - I guess what I’m saying is I feel - yes, to answer your question, I feel a little bit out of it because, that discussion, because even if it went that way, it may well be (unintelligible) would say, look, we have a core competency in curing on the curative side. We’ll sign a contract with you if you handle the non-curative side.

Frank Morgan:	Do you have any - I mean I know it’s your business, 90% plus Medicare. Do you have any managed care business at all with hospice?

Kevin McNamara:	The answer is we have some of those negotiations that are the functional equivalent of that, okay, on the private side. It’s small enough so that, you know, it’s not representative in what you might - the kind of forces you might see if it was much larger because they just kind of say, whatever Medicare does we’ll operate under that, you know, the same core principles.

Frank Morgan:	Paul, had…

Paul Diaz:	I think Kevin’s underestimating the potential here in that I do think - for example, Ron Williams at Aetna has talked a lot about - a lot of emphasis they’ve put on hospice services within their network. So I do think that you’re going to see within ACOs or other, you know, integrations - the recognition of hospice is a good alternative for end-of-life patients that can save the system money. And that the family benefits and - you know, there are all sorts of benefits from it when people sort of recognize the opportunity in terms of the bereavement services and those kind of things.

So I think in the wheelhouse of different services the push will be to get patients to the right setting as quickly as possible and to do, as Mike was

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saying, you know, the problem with Medicare is it’s never-managed care. There’s never been a case manager in a Medicare fee-for-service environment. And until you get a nurse interfacing with a patient and a family helping direct that care and under the supervision of a doc, you don’t really start dealing with choices like hospice or you don’t really do the follow-up care that can prevent an avoidable readmission and those kinds of things.

Frank Morgan:	Between now and then, there’re still some changes that are occurring. You’ve got a new reimbursement system coming in hospice in a couple years. You have to deal with rebasing - you - you’ve kind of - Paul’s already been through most of his with - I guess, well, patient criteria for potential (unintelligible), that’s a positive for you.

But all this uncertainty, everyone seems to be on consensus that it’s going to create a consolidation opportunity. I hear it in the home health. I hear it from Kevin in his earnings calls. But with all the uncertainty, I mean, I guess what gives you confidence to basically go ahead and pull the trigger if the floodgate opens on the opportunities, if the second half of this year turns out to be a magical time when smaller operators still paying, like, what is your tolerance? Like, how much would you want to grow even with all these uncertainties out there, because it’s…

Kevin McNamara:	Well, I’d say we’ll be (unintelligible) the hospice like (unintelligible) a little bit. Again, it’s because of the rationing of care, the lowering of overall cost, the basis of it, I would - yes, I would have a great tolerance for risk. Okay. The - I wouldn’t have the normal concerns with regard to hospice in growth.

I would just say that’s - you know, you just get a little - you get, you know, more efficiency. I mean, it’s $70 million of, you know, kind of headquarter kind of common expenses. It’s just a broader group of spending expenses

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overall. So, again, it is driven by the fact that we could triple in size within that. We’d be just under a quarter of the total Medicare payments in that case.

And we still wouldn’t - I mean, they - we still wouldn’t be in a position where the government could say, “Well, your EBITDA margin is 16% and we’re going to start taking some - you know, something out of your hide.” It’s - in that case, it’s still going to be dramatically negatively affecting the other 75%.

Frank Morgan:	What do you - what are your kind of early read on the potential changes here for reimbursement for hospice? Does it give you any pause at all?

Kevin McNamara:	No, in fact, we - with regard to it’s often viewed as the U-shaped reimbursement (unintelligible), which is, again, at this point, they’re talking about cost neutral. We’ve been advocating that for the last six years however it’s…

Frank Morgan:	You may want to tell everybody what that U - about that U…

Kevin McNamara:	Yes. Basically, you want to pay - you want to follow - reimbursement should follow the expenses associated with (unintelligible). In other words, it’s more expensive the first few days a patient is in hospital - hospice, more expensive the last few days, less expensive in the middle. They’re saying, “Let’s adjust that, so…”

Frank Morgan:	The per diem.

Kevin McNamara:	The per diem so that it reflect the - you now, that economic reality. We’ve been pushing that as a two-pronged approach for the government to become - save more money on hospice.

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If they do that - once you do that and your - you know, your - you’ve lowered the cost of the interregnum, you know, period for long-state patients, well, the government at less risk could do things that help drive more patients in the hospital — increased starting with the median length of state, ultimately the other things.

But it’s - to the extent that they’re taking less of a risk because the long-stay patients, during that long period in hospice, the government takes - has a lessened exposure, we think that’s ultimately how they’re going to - that’s how they’re going to have hospice really have a significant impact in the (unintelligible) the rationed care aspect.

So, no, as far as that element, we’ve been proposing it for some time. And when you look at the for-profit as opposed to the not-for-profit, you look at our median length of stay which is probably a good seven days less than the national average and (unintelligible). It means we have more short-stay patients. So if they adopt that - well, we have more short-stay patients, so if they adopt that, you should - theoretically, it should be a - you know, a small benefit to us.

Frank Morgan:	So what do you all? You all ready to buy?

Man:	Yes.

Frank Morgan:	You’re ready to get the checkbook out. You’re loading up.

William Yarmuth:

Well, I would say I’ve been in the business for 30 years waiting for the baby boom to arrive and so I kind of have a longer view about things. So I think from our vantage point it is inconceivable to me that home healthcare isn’t going to have a huge role in the delivery system over the long term. And

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therefore all we have to do is to continue to, you know, use our capital wisely, but to participate in the growth of that industry and the potential growth of that industry.

So we are less sensitive to some of the shorter-term reimbursement slings. It may be the wrong thing, but, I mean, to sum up the standpoint of longer term, I think home health will have a position - a very strong position in the delivery system, and we just need to continue to develop and develop the - according to our development strategy and build out our capabilities and I think we’ll be okay over the long term. So, the answer is, yes, we would take our checkbook out to continue to develop that.

Frank Morgan:	Mike, it’s pretty clear you all want to grow.

Man:	Yes.

Frank Morgan:	I think you have made comments in the past that you - you know, you want to grow home health, you want to grow hospice.

Mike Snow:	That’s right, and…

Man:	What do you think…

Mike Snow:	…it’s a little bit different, you know, Frank, in that maybe historically we were about planting flags. And rather than broad, I think it’s important to be deep.

And so I think where we’re going to, you know, be more focused is in areas where there is nice overlap with hospice and home health.

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You know, where we can get that - because if you believe, as we do, in that longitudinal care, then those kind of handoffs can make sense, you know, over time.

And so, I think how we think about it is those services are complementary and it’s important in markets to have depth — to be important in local markets.

Frank Morgan:	Well, your - you’ve been very busy. You’re working out there. So…

Mike Snow:	He is spending money.

Frank Morgan:	(Unintelligible) checkbook is actually out.

Paul Diaz:	We’re very excited about our merger with RehabCare group, and we certainly can see, once we get through the integration successfully and take a couple steps to de-lever, which we’re committed to as well, to continue our cluster market development.

And home health is - as Mike’s pointed, it’s important to be deep in local markets. And adding home health and hospice level services in our cluster markets has already proven itself to be just a great value-add for our patients and, you know, we’re - we’ll do a about $40 million this year, which is very small relative to the rest of our business, but it’s working exceedingly well and so we’ll be excited about that in the years to come.

Frank Morgan:

Yes. On the topic of those cluster markets, do you - I know you do some managed care business. Are there any markets that you can point to to say, “Here’s a good case study on how it could potentially work where I’ve got all the pieces in the continuum”? And do you see anything different there when

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you have that reimbursement incentive versus, say, other markets where you don’t have that kind of incentive?

Paul Diaz:	Yes, we do a billion two of commercial business, which people - you know, don’t think about when they think about Kindred Healthcare, and they should, because it does give us a vantage point not only in terms of facility-based care, but as I mentioned, increasingly where I think people are looking for a complete solution.

They’re looking for an in-patient rehab facility stay and, you know, 35%-38% of those patients are going to go home in home health. Then our LTACHs - 35% of our LTACH patients need continued care in a skilled nursing facility environment. And similarly, in our skilled nursing facilities, our transitional care centers, you know, 35%-38% are going home in home health.

So I think the payers are looking for that deep solution in local markets as well.

Frank Morgan:	Yes. I guess we’ll stop here for a second. Anybody from the audience have any questions? We’re getting sort of close in time. But any questions we can field from the audience? I told you they would be that way. They’ll get in the break-out and they’ll wear you out.

But, you know, when you think about the big picture, I mean, there’s clearly - when you think about your continuum beyond the acute care hospital, clearly the push is down. And I guess my question is it seems like some people would argue the higher up that continuum are cost-wise, the more the disadvantaged you are.

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Is that an unwarranted - is that a - maybe an undue concern that investors have with regard to when the world (unintelligible) in any way? Paul, you got the biggest part of it, and you’re perfectly (unintelligible) to answer.

Paul Diaz:	Well, I - actually, I got to answer that one…

Frank Morgan:	Okay.

Paul Diaz:	…because it’s not a zero-sum game. It’s not that an LTACH patient can be cared for at home. It’s that an LTACH patient eventually will be cared for at home.

Frank Morgan:	Right.

Paul Diaz:	It’s not a zero-sum game. And that’s what people are missing is that in many cases Medicare beneficiaries and particularly the patients who are consuming most of the dollars — those people with multiple chronic diseases — need all of our services. They just need them at different points in time and in episode.

And increasingly, the - so it’s the focus, I think, needs to be continue to move patients, if they enter a short-term acute care hospital, out of that short-term acute care hospital as quickly as possible and move them to home and keep them at home.

And so I think that, again, it’s not a zero-sum game, LTACHs versus home health or skilled nursing versus - and Bill mentioned the Medicaid, you know, community waiver program. I mean, it’s a great program that’s not being funded.

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But that’s part of the solution too. So it’s - I think there’s a tendency in the investment community as well, just like in Baltimore, to look at things as a zero-sum game and I don’t think that’s the way our patients need us to serve them.

Frank Morgan:	Right. A lot has been talk - you’re talking about consolidation, you know, of the fragmented part of the industry. Obviously, Paul has been dealing with consolidating. But I mean do you see a day where the bigger companies consolidate up? Say, does it make any sense for home healthcare to consolidate within the public world, within the big companies or for hospice and home health care to come together? Does it just - stupid and not make any sense? Do you see a scenario where that makes sense?

Mike Snow:	It depends on your view. And, you know, as I said earlier, I think it’s - healthcare is still local. And if you have good market concentrations and you have good complimentary assets that can make you stronger in your given markets, those things make sense. But just to blow out corporate synergies just to have more dots on the map is probably less appealing, you know.

So I think it really comes back to density and depth in - you know, in markets to the extent that you can come together and help build those things together, then that makes sense.

Frank Morgan:	You’re writing over there.

William Yarmuth:	Oh, I was going to get in a word in a minute.

Frank Morgan:	Okay.

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William Yarmuth:	No, I think that so much of it will be - you know, to some degree over the long-term, the reimbursement will drive people to act in a certain way. So if you get to a more bundled payment system, then you’ll probably see that kind of consolidation that takes place, you know, if that happens.

You know, I think to - I would speak, I think for all of us, that, you know, there’s plenty of people who need care and there’s the right place for them to be cared for, and if reimbursement would work efficiently, then it would essentially pay for two things - pay for the place - the right place for the person to be cared for and would be paid on value as opposed to sum-degree capital. So reimbursement should not be driven by the capital (unintelligible). It should be driven by the value that’s being created in caring for those patients.

So in an LTACH, you know, reimbursement theoretically could be higher and maybe it should be higher - not driven by the capital that’s required, but by the value that they deliver. And that’s the same thing I’d say about home care. You know, home care doesn’t need the capital to develop, but it certainly provides a lot of value, and I don’t think that’s particularly recognized in the way healthcare is being perceived today, but I think it will ultimately.

Frank Morgan:	Yes. Okay. Well, thank you very much, guys, and enjoy the rest of the conference.

Man:	Okay.

Man:	Okay.

END

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Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this transcript contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas,

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Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.